May 11, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Chris Edwards and Ms. Celeste Murphy

Re: Shineco, Inc.

Registration Statement on Form S-3

Submitted November 19, 2021

File No. 333-261229

Dear Mr. Chris Edwards and Ms. Celeste Murphy:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 29, 2021 (the “Comment Letter”) relating to the registration statement on Form S-3, which was submitted to the Commission by Shineco, Inc. (the “Company” or “we”) on November 19, 2021.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-3/A (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Registration Statement on Form S-3

Cover Page

1.	Please disclose prominently on the prospectus cover page whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the cover page of the Registration Statement for details.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the cover page of the Registration Statement for details.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the cover page of the Registration Statement for details.

4.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the cover page of the Registration Statement for details.

The Company, page 5

5.	Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Delaware holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: We have revised the Registration Statement in response to the Staff’s comment to include the description of the Company’s contractual relation with the VIEs and the risks associated with such relationships. Please see pages 9 and 11 of the Registration Statement for further details.

6.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission, the Cyberspace Administration of China or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 12 of the Registration Statement for details.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 11 of the Registration Statement for details.

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: We have revised the Summary Consolidated Financial Data in accordance with the Staff’s comment. Please see page 13 of the Registration Statement for more information.

We have further confirmed that our auditor, KCCW Accountancy Corp., has been subject to the PCAOB inspection on a regular basis.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Additionally, please include disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. Please include corresponding risk factor disclosure.

Response: We have revised the Registration Statement in response to the Staff’s comment to reflect the risk associated with PCAOB’s inspection of the Company’s auditor. Please see page 13 of the Registration Statement for further details.

10.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 12 of the Registration Statement for details.

11.	Please revise your organizational chart to show VIE contractual arrangements with a dotted line.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Response: We have revised the organizational chart in response to the Staff’s comment to reflect the VIE contractual arrangements. Please see page 9 of the Registration Statement for details.

Risk Factors, page 7

12.	Please revise the Risk Factors section so that the Risks Relating to Our Corporate Structure and the Risks Associated With Doing Business in China appear first. Please also revise the Summary of Risk Factors on page 8 to include bullets for the risks related to China and your corporate structure at the beginning of the summary list.

Response: We have revised the summary of risk factors in accordance with the Staff’s comment. Please see pages 15, 16, 17 and 20 of the Registration Statement for details.

13.	In your summary of risk factors, disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised the summary of risk factors in accordance with the Staff’s comment. Please see page 16 of the Registration Statement for details.

14.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 19 of the Registration Statement for details.

15.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 29 of the Registration Statement for details.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

16.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 29 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. and David Manno, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou
Name:	Huan Lou
On behalf of Shineco, Inc.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW